Exhibit 99.23

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

December 10, 2010.

3.	Press Release

The Press Release dated December 10, 2010 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. (the “Company”) announced the appointment of Mr. Barry Fraser as a director and the Chairman of the board.

5.	Full Description of Material Change

Timmins Gold Corp. (the “Company”) announces that Mr. Barry Fraser has been appointed as a director and the Chairman of the Board. Mr. Fraser is a senior litigation lawyer with over 30 years experience in business, corporate governance and other related areas. Messrs. Lee Graber and Louis Rozman have resigned as directors of the Company as of November 29, 2010 following the successful recommissioning of the San Francisco Mine. The Company wishes to thank Messrs. Graber and Rozman for their contributions to the Company. The board of directors now consists of Bruce Bragagnolo, Arturo Bonillas, Miguel Soto, Frank Cordova, Eugene Hodgson, Lawrence Dick and newly appointed, Barry Fraser.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

December 14, 2010.